www.rimonlaw.com

December 29, 2021

Via Edgar

Division of Corporation Finance

Office of Energy Transportation

100 F Street, NE

Washington DC 20549

Attention: Ms. Liz Packebusch

Re: Broad Capital Acquisition Corp

Form S-1, Amendment No. 5

Filed December 16, 2021

File No. 333-258943

Dear Ladies and Gentlemen,

On behalf of Broad Capital Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated December 28, 2021, with respect to the above-referenced registration statement on Form S-1 filed on December 16, 2021 (the “Registration Statement”) under the Securities Act of 1933, as amended, of Class A common stock of the Company. The response is based upon information provided to Rimon P.C. For convenience, we have included the Staff’s specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Amendment No. 5 to Registration Statement on Form S-1 filed December 16, 2021

General

1. We note that you have filed a revised Form of Amended and Restated Certificate of Incorporation at Exhibit 3.2, which describes authorized capital stock consisting of 200,000,000 shares of common stock (the “Common Stock”), including 100,000,000 shares of Class A common stock (the “Class A Common Stock”), and including 10,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock (the “Preferred Stock”). However, disclosure in your Description of Securities section starting at page 110 states that your certificate of incorporation will authorize the issuance of “100,000,000 shares of common stock.”

Response: In response to the Staff’s comments, we amended Section 4.1 of the Form of Amended and Restated Certificate of Incorporation at Exhibit 3.2, which describes authorized capital stock of the Company to reconcile with the Company’s Registration Statement.

2. Consistent with your Amended and Restated Certificate of Incorporation, describe any issuance of the Class B Common Stock and disclose that prior to the closing of the initial Business Combination, the holders of Class B Common Stock shall have the exclusive right to elect, remove and replace any director, and the holders of Class A Common Stock shall have no right to vote on the election, removal or replacement of any director.

Response: In response to the Staff’s comments, we revised the Company’s Form of Amended and Restated Certificate of Incorporation at Exhibit 3.2 to remove references to “Class B” to remain consistent with the Registration Statement in which there is no Class B Common Stock and no such issuance has occurred. Further, we amended the Registration Statement to disclose (on pages 28, 30 and 113) that prior to the closing of the Initial Business Combination, certain holders (i.e., Company’s sponsor and its affiliates, and officers and directors) of Common Stock shall have the exclusive right to elect, remove and replace any director, and the Public Stockholders shall have no right to vote on the election, removal or replacement of any director. This language was already present on page 20 of the Registration Statement.

3. In your subsequent amendment, please provide an updated auditor’s consent.

Response: Attached at Exhibit 23.2 we have enclosed an updated auditor’s consent pursuant to Item 601(b)(23) of Regulation S-K

*****

1990 K Street NW, Suite 340, Washington, D.C. 20006

P: (202) 935-3390

www.rimonlaw.com

Thank you very much in advance for your time and attention to this letter. Please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C. with any questions or comments regarding this letter.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.
Enclosure

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